082-03322

SUPPL

RECEIVED

2009 FEB 17 A 11:33

GRASIM

ADITYA BIRLA GROUP

January 21, 2009

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance [redacted]
450, Fifth Street
Washington DC 20459, USA

09045336

Dear Sir,

Pursuant to Clause 41 of the Listing Agreement, please note that the Board of Directors of Grasim Industries Limited will meet on Saturday, the 31st January, 2009 inter alia to consider and approve unaudited financial results (provisional) for the quarter ended 31st December, 2008.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

PROCESSED
MAR 02 2009
THOMSON REUTERS

END

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)